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                                                                    EXHIBIT G-16

[RELIANT ENERGY LETTERHEAD]


June 27, 2002

Mr. Paul F. Roye
Director, Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: IRS Tax Ruling for Reliant Energy, Incorporated (TIN: 74-0694415) under Section 355 on Spin-off of Reliant Resources, Inc.

Dear Mr. Roye:

     I am the Managing Director of Tax for Reliant Energy, Incorporated ("Reliant Energy"). By letter dated September 17, 2001, I submitted a private letter ruling request, on behalf of Reliant Energy to the IRS, relating to a proposed distribution (the "Reliant Resources Distribution") by Reliant Energy of the stock of Reliant Resources, Inc. ("Reliant Resources"). I supplemented Reliant Energy's private letter ruling request with letters dated October 19, 2001, December 12, 2001, January 4, 2002, January 15, 2002, January 18, 2002,
January 24, 2002, and January 25, 2002 (collectively, "Ruling Request"). On January 28, 2002, the IRS issued a private letter ruling ("Private Letter Ruling") to Reliant Energy concluding that the Reliant Resources Distribution qualified as a tax-free distribution under Section 368(a)1(D) and Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). The purpose of obtaining the Private Letter Ruling is to provide assurance that Reliant Energy and its shareholders will not be subject to taxation as a result of the Reliant Resources Distribution.

     The Private Letter Ruling represented the IRS' statement of the tax law as applied to the specific transaction (the "Transaction") set forth in the Ruling Request. The Transaction set forth in the Ruling Request consisted of a series of steps. These steps included first a restructuring of Reliant Energy's business into two separate groups of companies (the "Restructuring"). The Ruling Request stated that the Reliant Resources Distribution would occur subsequent to the Restructuring.

     Reliant Energy may rely on the IRS statement of tax law set forth in the Private Letter Ruling only if Reliant Energy undertakes the Transaction in the manner in which it is set forth in the Ruling Request. If there is a material change to the Transaction, Reliant Energy may not rely upon the Private Letter Ruling. Specifically, if Reliant Energy were to alter the order of the steps of the Transaction set forth in the Ruling Request whereby the Reliant Resources

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RELIANT ENERGY

Distribution were to occur before (and not after) the Restructuring, then Reliant Energy would no longer be able to rely upon the Private Letter Ruling and the Private Letter Ruling would have no force or effect.

         In order to obtain a private letter ruling upon which it could rely in such circumstances, Reliant Energy would first need to prepare and submit an entirely new ruling request to the IRS setting forth the steps of the new transaction. The IRS would then open a new file to consider such ruling request. If the IRS agreed with the ruling requested by Reliant Energy in its new request, the IRS would then issue a new private letter ruling to Reliant Energy. It would probably take Reliant Energy 6-8 months to obtain such a ruling, once it began its preparation.

         If you have any additional questions regarding this matter, please do not hesitate to contact me.


                                             Very truly yours,

                                             /s/ CHARLES A. SMITH, JR.
                                             Charles A. Smith, Jr.
                                             Managing Director, Tax